Eric S. Purple, Esq.

epurple@stradley.com

(202) 507-5154

March 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore, Esq.

Re:	NexPoint Strategic Opportunities Fund (Formerly, NexPoint Credit Strategies Fund)
Post-Effective Amendment No. 1 to the Registration Statement on Form N-2
File Nos. 333-219983 and 811-21869

Dear Mr. Minore:

On behalf of NexPoint Strategic Opportunities Fund (the “Trust”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2 (File Nos. 333-219983 and 811-21869), filed with the Commission concurrently herewith (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984) (“33-6510”). Selective review would serve to expedite the review process for the Trust as well as use the Staff’s time more effectively. Pursuant to the requirements of 33-6510, the Trust will file a copy of this letter with the aforementioned Post-Effective Amendment.

We believe that the Post-Effective Amendment is an ideal candidate for selective review pursuant to the guidance set forth in 33-6510. In accordance with 33-6510, we hereby request selective review of the Post-Effective Amendment limited to those disclosure items that have changed since the filing of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2 filed on December 19, 2017, and declared effective on January 22, 2018, including changes with respect to: (i) the change of the name from NexPoint Credit Strategies Fund to NexPoint Strategic Opportunities Fund; (ii) a revision to the investment strategy of the Trust to add two additional categories of investments and to remove a specific percentage limitation in order to provide the Trust with greater flexibility; (iii) revisions to the Plan of Distribution sections (pages 18 of the prospectus supplement and 56 of the prospectus) to include clarifying disclosure with respect to transferrable subscription rights and non-transferrable subscription rights, including over-subscription privileges; and (iv) removal of a portion of an undertaking that is not required, which was included in Item 34(3).

Additionally, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Trust hereby requests acceleration of the effective date of the Post-Effective Amendment so that it will become effective on March 23, 2018, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate if you would kindly contact myself, Eric S. Purple, of Stradley, Ronon, Stevens and Young, LLP, at (202) 507-5154 as soon as the Registration Statement has been declared effective.

Sincerely,

/s/ Eric Purple
Eric Purple, Esq.